Exhibit (a)(5)(G)

Hunter Maritime Acquisition Corp. Announces Termination of Tender Offer to Purchase up to 8,233,100 of its Class A Common Shares

June 12, 2017 – Hunter Maritime Acquisition Corp. (Nasdaq: HUNT) (the "Company") today announced that the Company is terminating, effective immediately, its previously announced tender offer, as amended and supplemented (the "Tender Offer"), to purchase up to 8,233,100 of its Class A common shares, par value $0.0001 per share, at a purchase price of $10.00 per Class A common share, in connection with the Company's previously announced proposed acquisition of five identified Capesize dry bulk carriers from five Cypriot companies (together, the "Sellers") in an en-bloc transaction for $133.5 million in cash (the "Acquisition"). The Tender Offer expired at 5:00 p.m. New York City time on June 9, 2017 (the "Expiration Date"), and as of that time, certain conditions to the consummation of the Tender Offer and the Acquisition were not satisfied, including the condition that not more than 8,233,100 Class A common shares shall have been validly tendered and not properly withdrawn at the Expiration Date. As a result, the Company and the Sellers mutually agreed to terminate the Master Agreement and the Memoranda of Agreement relating to the Acquisition in accordance with their respective terms and conditions.
The Company is not accepting for payment any Class A common shares that have been tendered, and such Class A common shares will be returned promptly, without expense, to the holders who have tendered such shares (or, in the case of shares tendered by book-entry transfer through the DTC, such shares will be credited to the appropriate account maintained with the DTC). The Tender Offer consideration of $10.00 per Class A common share will not be paid or become payable to any holders of Class A common shares pursuant to the Tender Offer and such funds will remain in the Company's trust account established to hold the proceeds of the Company's initial public offering. Under no circumstances should Class A common shares be tendered to the Company or DTC and, if tendered, such Class A common shares will not be accepted and will be promptly returned to the tendering shareholder.
The Company will continue to seek to identify potential target businesses or assets.
About Hunter Maritime Acquisition Corp.
Hunter Maritime Acquisition Corp. is a blank check company, also commonly referred to as a Special Purpose Acquisition Company, or SPAC, formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, vessels, vessel contracts (including contracts for the purchase and charter-in of vessels) or one or more operating businesses, which the Company intends to be in the international maritime shipping industry.
Important Legal Information
This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell or a solicitation of consents with respect to any securities.
This press release contains "forward looking statements." Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "may," "should" and similar expressions are forward looking statements. These statements are not historical facts but instead represent only the Company's belief regarding future results, many of which, by their nature are inherently uncertain and outside of the Company's control. Actual results may differ, possibly materially, from those anticipated in these forward looking statements. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contact Information

Hunter Maritime Acquisition Corp.
Ludovic SAVERYS
Chief Financial Officer
Tel: +32 3 - 247 59 10
E-mail: ludovic.saverys@cmb.be